Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number +852-2514-7665	E-mail Address jpark@stblaw.com

September 28, 2016

VIA EDGAR

Ms. Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Korea Electric Power Corporation

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 29, 2016

Form 6-K for the Month of September 2016

Filed September 9, 2016

File No. 001-13372

Dear Ms. Thompson:

We are writing on behalf of our client, Korea Electric Power Corporation (the “Company”) in response to your letter, dated September 20, 2016, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Form 20-F for the fiscal year ended December 31, 2015 filed with the Commission on April 29, 2016 and the Form 6-K for the Month of September 2016 filed with the Commission on September 9, 2016.

As per the correspondence between Mr. Robert Babula, Staff Accountant, and my colleague Joongwon Park on September 26, 2016, we are grateful that the Staff has agreed to grant an extension to respond to these comments by October 18, 2016. The Company anticipates filing a response on or before October 18, 2016, and we will proceed on this basis unless we are notified otherwise by the Staff. We very much appreciate the Staff’s understanding and patience in this regard.

DANIEL FERTIG	ADAM C. FURBER	ANTHONY D. KING	CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:
NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett
Securities and Exchange Commission	September 28, 2016

Please contact me at Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Very truly yours,

/s/ Jin Hyuk Park